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                         May 8, 2024

       Golnar Khosrowshahi
       Chief Executive Officer
       Reservoir Media, Inc.
       200 Varick Street, Suite 801A
       New York, NY 10014

                                                        Re: Reservoir Media,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2024
                                                            File No. 333-278985

       Dear Golnar Khosrowshahi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              David S. Huntington